EXHIBIT 12.1
SPECTRA ENERGY CORP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations (a)	$1,133	$1,033	$1,195	$1,076	$902
Fixed charges	744	708	695	682	664
Distributed income of equity investees	348	324	516	408	359
Deduct:
Preference security dividend requirements of consolidated subsidiaries	26	27	27	25	23
Interest capitalized (b)	50	47	30	15	19
Total earnings (as defined for the Fixed Charges calculation)	$2,149	$1,991	$2,349	$2,126	$1,883
Fixed charges:
Interest on debt, including capitalized portions	$707	$670	$656	$646	$630
Estimate of interest within rental expense	11	11	12	11	11
Preference security dividend requirements of consolidated subsidiaries	26	27	27	25	23
Total fixed charges	$744	$708	$695	$682	$664
Ratio of earnings to fixed charges	2.9	2.8	3.4	3.1	2.8
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(a)	Excludes noncontrolling interests and income or loss from equity investees.

(b)	Excludes equity costs related to allowance for funds used during construction that are included in Other Income and Expenses, Net in the Consolidated Statements of Operations.